PE 3/24/2014

UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

MAR 3 1 2014

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

[redacted]

14006161

March 31, 2014

Steven McAllister
InVivo Therapeutics Holdings Corp.
smcallister@invivotherapeutics.com

Act: 1934
Section:
Rule: 14a-8 (i)(2)
Public
Availability: 3-31-14

Re: InVivo Therapeutics Holdings Corp.
Incoming letter dated March 24, 2014

Dear Mr. McAllister:

This is in response to your letter dated March 24, 2014 concerning the shareholder proposal submitted to InVivo by Francis M. Reynolds. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Francis M. Reynolds
*** FISMA & OMB Memorandum M-07-16 ***

March 31, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: InVivo Therapeutics Holdings Corp.
Incoming letter dated March 24, 2014

The proposal relates to a director nomination.

There appears to be some basis for your view that InVivo may exclude the proposal under rule 14a-8(e)(2) because InVivo received it after the deadline for submitting proposals. We note in particular your representation that InVivo did not receive the proposal until after this deadline. Accordingly, we will not recommend enforcement action to the Commission if InVivo omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which InVivo relies.

We note that InVivo did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant InVivo's request that the 80-day requirement be waived.

Sincerely,

Erin E. Martin
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 24, 2014

Via Electronic Mail (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Exclusion of Shareholder Proposal of Francis M. Reynolds Pursuant to Rule 14a-8

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, InVivo Therapeutics Holdings Corp., a Nevada corporation (the "Company"), hereby requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if the Company omits from its proxy materials for the Company's 2014 Annual Meeting of Stockholders (the "2014 Annual Meeting") the shareholder proposal described below for the reasons set forth herein.

General

On March 4, 2014, the Company received a proposal dated February 28, 2014 from Francis M. Reynolds (the "Proposal") for inclusion in the proxy materials for the 2014 Annual Meeting. A copy of the Proposal and related correspondence is attached to this letter as Exhibit A. The 2014 Annual Meeting is scheduled to be held on or about May 21, 2014, and the Company intends to file its definitive proxy materials with the Commission on or about April 17, 2014.

A copy of this letter is also being sent to the proponent as notice of the Company's intent to omit the Proposal from the Company's proxy materials for the 2014 Annual Meeting.

The Proposal

The Proposal provides for the following:

> Shareholder Frank M. Reynolds has nominated himself for election at the Annual Meeting as a Class III director of InVivo Therapeutics Holdings Corp. (the "Company"). If elected, Mr. Reynolds will hold office until the 2017 annual meeting of shareholders and until his successor is elected and qualified. Mr. Reynolds has agreed to serve if elected.

Reason for Exclusion of the Proposal

We hereby respectfully request that the Staff concur in the Company's view that it may exclude the Proposal from its proxy materials for the 2014 Annual Meeting because, among other things, the proponent failed to comply with the deadline for submission of shareholder proposals provided by Rule 14a-8(e).

Under Rule 14a-8(e)(2), a shareholder proposal submitted with respect to a company's regularly scheduled annual meeting must be received by the company at its principal executive offices "not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." Pursuant to Rule 14a-5(e), the Company disclosed in the proxy statement for its 2013 Annual Meeting of Stockholders the deadline for submitting shareholder proposals for the 2014 Annual Meeting. Specifically, page 27 of the Company's 2013 proxy statement (a copy of which is attached to this letter as Exhibit B) states "Any proposal that a shareholder wishes to be considered for inclusion in our proxy statement and proxy card for our 2014 Annual Meeting of Shareholders (the "2014 Annual Meeting") must be submitted to the Secretary at our offices, One Kendall Square, Building 1400 East, 4th Floor, Cambridge, Massachusetts 02139, no later than December 19, 2013."

The proponent's cover letter states that the Proposal is for consideration and vote of the shareholders at the Company's "next annual meeting." The Company's received the Proposal, which is dated February 28, 2014, on March 4, 2014, almost three months after the December 19, 2013 deadline. Rule 14a-8(e)(2) provides that the 120 calendar day advance receipt requirement does not apply if the current year's annual meeting has been changed by more than 30 days from the date of the prior year's meeting. The Company's 2013 Annual Meeting of Stockholders was held on May 23, 2013, and the 2014 Annual Meeting is scheduled for May 21, 2014. Accordingly, the 2014 Annual Meeting will not be moved by more than 30 days, and, therefore the deadline for stockholder proposals is that which was disclosed in the Company's 2013 proxy statement.

The Staff has regularly concurred with the exclusion of a proposal pursuant to Rule 14a-8(e)(2) on the basis that it was submitted to the company on an untimely basis. *See, e.g., Dean Foods Company* (January 24, 2014), *General Electric Company* (January 24, 2013) and *Bank of America* (March 1, 2010). Because the failure to timely submit a shareholder proposal is a deficiency that cannot be remedied, the Company has not provided the proponent with the 14-day notice and opportunity to cure under Rule 14a-8(f)(1).

In addition, the Company has a reasonable basis for excluding the Proposal from its proxy materials for the 2014 Annual Meeting. The subject matter of the Proposal relates to the nomination for election of Frank M. Reynolds to the Company's Board of Directors. As set forth in Rule 14a-8(i)(8), the Commission has long held that a company may exclude a shareholder proposal if the proposal relates to director elections, including a proposal seeking to include a specific individual in the company's proxy materials for election to the board of directors.

Based on the discussion above, we request that the Division concur that the Proposal may properly be excluded from the proxy materials for the 2014 Annual Meeting because the proponent failed to submit the Proposal within the time frame required under Rule 14a-8(e)(2).

Request for Waiver of Rule 14a-8(j) Deadline

The Company further requests that the Staff waive the 80-day filing requirement set forth in Rule 14a-8(j) for good cause. Rule 14a-8(j) requires that, if a company "intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." However, Rule 14a-8(j)(1) allows the Staff to waive the deadline if a company can show "good cause." The Company did not receive the Proposal until March 4, 2014, well after the deadline for submission of shareholder proposals under Rule 14a-8(e)(2), and within 80 days of the anticipated filing date of the proxy materials relating to the 2014 Annual Meeting.

The Staff has consistently found "good cause" to waive the 80-day requirement in Rule 14a-8(j) where the untimely submission of a proposal prevented a company from satisfying the 80-day provision. *See Staff Legal Bulletin No. 14B (CF)* (September 15, 2004) (indicating that the "most common basis for the company's showing of good cause is that the proposal was not submitted timely and the company did not receive the proposal until after the 80-day deadline had passed") and *Merck & Co., Inc.* (May 4, 2010); and *Bank of America* (March 1, 2010) (each waiving the 80-day requirement when the proposal was received by the company after the submission deadline).

Accordingly, we believe that the Company has shown "good cause" for its inability to meet the 80-day requirement, and based on the foregoing precedent, we respectfully request that the Staff waive the 80-day requirement with respect to this letter.

Conclusion

On the basis of the foregoing, and without addressing or waiving any other possible grounds for exclusion, the Company respectfully requests that the Staff concur that it will take no action if the Company excludes the Proposal from the proxy materials for the 2014 Annual Meeting under Rule 14a-8(e)(2). Should the Staff disagree with the conclusions set forth in this letter, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the determination of the Staff's final position. If you have any questions or require any further information, please contact me at (617) 863-5524 or Brad Jacobson of Greenberg Traurig, LLP, the Company's outside counsel, at (617) 310-6205.

Very truly yours,

Steven F. McAllister

Steven McAllister
Interim Chief Financial Officer

cc: Via U.S. First Class Registered Mail and Electronic Mail ***FISMA & OMB Memorandum M-07-16***

FISMA & OMB Memorandum M-07-16

Via Electronic Mail (jacobsonb@gtlaw.com)
Greenberg Traurig, LLP
Attn: Brad Jacobson, Esq.

<u>Exhibit A</u>

Proposal

See attached.

February 28, 2014

Ms. Lauren Mitarotondo
Corporate Secretary
InVivo Therapeutics Holding Corp.
1 Kendall Square
Building 1400 East, 4th Floor
Cambridge, MA 02139

Dear Ms. Mitarotondo:

I, Francis M. Reynolds, with an address at ***FISMA & OMB Memorandum M-07-16*** offer the proposal attached hereto as Exhibit A for the consideration and vote of the shareholders at InVivo Therapeutics Holding Corp.'s (the "Company") next annual meeting. I believe that as the holder of 12.4% of the Company's Common Stock, I should have representation on the Company's Board of Directors, and I intend to represent and advance the interests of all shareholders of the Company through any board representation that I attain. My proposal is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the Company's proxy statement.

I am a registered holder of securities in the Company, and as indicated in the records of the Company, I have owned for one year at least $2,000 worth of securities in the Company. As of the date hereof, I hold 9,861,420 shares of Common Stock of the Company. I intend to continue to hold at least $2,000 worth of the Company's securities through the date of the Company's next annual meeting.

My written consent to being named in the Company's proxy statement and to serve as director of the Company if elected, is attached hereto as Exhibit B.

I would be happy to discuss my proposal with you. If you have any questions on this matter or if you require any additional information please feel free to contact me at the address listed above.

Very truly yours,

Francis M Reynolds

Francis M. Reynolds

PROPOSAL
ELECTION OF CLASS III DIRECTOR

Shareholder Frank M. Reynolds has nominated himself for election at the Annual Meeting as a Class III director of InVivo Therapeutics Holdings Corp. (the "Company"). If elected, Mr. Reynolds will hold office until the 2017 annual meeting of shareholders and until his successor is elected and qualified. Mr. Reynolds has agreed to serve if elected.

Biographical and certain other information concerning Mr. Reynolds is set forth below. Mr. Reynolds is not related by blood, marriage or adoption to any other director or executive officer.

Nominee for Election to the Board as Class III Director

Frank M. Reynolds, 51, founded the Company in 2005 and served as Chairman of the Board of Directors, Chief Executive Officer and Chief Financial Officer from October 2010 through August 22, 2013. Mr. Reynolds served as a director of the Company from October 2010 through August 22, 2013. In addition, Mr. Reynolds served as Chief Executive Officer of the Company's predecessor, InVivo Therapeutics Corporation, from November 2005 through October 2010. Since August 2013, Mr. Reynolds has served as Chief Executive Officer and Chairman of the Board of Directors of PixarBio Corporation. He is an Executive Board Member of the Irish American Business Chamber and has served on the board of the Special Olympics of Massachusetts, Philadelphia Cares, and Wharton Consulting Partners. Mr. Reynolds would bring to the Board over 25 years of executive management experience. From November 2002 until May 2005, he was the Director of Global Business Development at Siemens Corporation where he had global responsibilities for new business. In 1999, he founded and served as CEO of Expand the Knowledge, Inc., an IT consulting company with a focus on life sciences. Mr. Reynolds suffered an injury to his spine in 1992. While recovering from this injury, he took the opportunity to earn two Master's degrees and he currently holds a Master of Business Administration from Sloan Fellows Program in Global Innovation and Leadership — 2006, Massachusetts Institute of Technology; a Master's of Science in Technology Management — 2005, The Wharton School of Business, University of Pennsylvania; a Master's of Science in Engineering — 2003, University of Pennsylvania; a Master's of Science in Management Information Systems — 2001, Temple University; a Master's of Science in Health Administration — 1996; Saint Joseph's University; and a Master's of Science in Psychology — 1994, Chestnut Hill College. He also has a Bachelor of Science in Marketing — 1984, Rider University. In addition to his management experience, as the founder of the Company, Mr. Reynolds participated in the leadership of the Company's successful strategy and development from its beginning until 2013 and offers deep expertise in all aspects of the day-to-day business and long-term strategy of the Company.

Exhibit B

Written Consent

See attached.

Written Consent

I, Francis M. Reynolds, hereby consent to being named as a nominee for director of InVivo Therapeutics Holding Corp. (the "Company") in the Company's proxy statement, and if elected, I will serve as a director.

Francis M. Reynolds

Francis M. Reynolds

Date: February 28, 2014

MA 02139, Attn: Secretary, telephone: (617) 863-5500. If you want to receive separate copies of the Proxy Statement and Annual Report in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker, or other nominee record holder, or you may contact InVivo at the above address and telephone number.

Other Matters

The Board does not know of any other matters which may come before the Annual Meeting. However, if any other matters do properly come before the Annual Meeting or any adjournments or postponements thereof, the Board intends that the persons named in the proxies will vote upon such matters in accordance with their best judgment.

Shareholder Proposals

Any proposal that a shareholder wishes to be considered for inclusion in our proxy statement and proxy card for our 2014 Annual Meeting of Shareholders (the "2014 Annual Meeting") must be submitted to the Secretary at our offices, One Kendall Square, Building 1400 East, 4th Floor, Cambridge, Massachusetts 02139, no later than December 19, 2013. In addition, such proposals must comply with the requirements of Rule 14a-8 under the Exchange Act and our bylaws, as applicable.

If a shareholder wishes to present a proposal or nominate a director before the 2014 Annual Meeting, but does not wish to have the proposal considered for inclusion in the proxy statement and proxy card, such shareholder must also give written notice to the Secretary at the address noted above. The Secretary must receive such notice no earlier than February 22, 2014 and no later than March 24, 2014 and the shareholder must comply with the provisions of our bylaws.

By order of the Board of Directors,

LAUREN MITAROTONDO
Secretary

April 19, 2013